CPM Holdings, Inc.				Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio)

	Fiscal Year Ended September 30,
	2007	2008	2009	2010	2011
EARNINGS
Income before income taxes	$20,019	$48,561	$23,596	$1,518	$36,339
Add:
Total Fixed Charges	6,684	18,064	16,421	25,515	27,454
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$26,703	$66,625	$40,017	$27,033	$63,793
FIXED CHARGES
Interest expense	6,048	16,544	14,780	22,089	23,949
Amortization of deferred financing costs	489	1,252	1,294	2,521	2,542
Amortization of original issue discount on debt	—	—	70	606	671
Portion of rent under operating leases representative of the interest component	147	268	277	299	292
TOTAL FIXED CHARGES	$6,684	$18,064	$16,421	$25,515	$27,454
RATIO OF EARNINGS TO FIXED CHARGES	4.0	3.7	2.4	1.1	2.3

(1) We acquired the Crown entities during fiscal year 2007. the amounts and ratios presented above are presented on a consolidated basis and include the operations of the Crown entities for a partial year in fiscal year 2007 and full years for fiscal years 2008, 2009, 2010 and 2011.